AGAVE SILVER CORP. TSX venture Exchange: AGV

1601 – 675 West Hastings Street U.S. 20-F Registration: 000-29870

Vancouver, BC Canada V6B 1N2 OTC Bulletin Board: ASKDf

Frankfurt Stock Exchange: dfl

Tel: (604) 687-4622 Fax: (604) 687-4212

Toll free: 1-888-267-1400 Email: info@agavesilver.com

April 30, 2014

Agave Silver Files Technical Report on Kaslo Silver Property

Vancouver, BC – April 30, 2014 - Agave Silver Corp. (TSX-V: AGV) ("Agave" or the “Company”) announces the filing of “NI 43-101 Technical Report on the Kaslo Property, Slocan Mining Camp, British Columbia” (“Report”) on the Company’s 100% owned Kaslo Silver Property (“Kaslo”) in southern British Columbia, Canada.

The Kaslo Property of Agave covers seven past producing mines in a horizon over 14 kilometres long, folded around the Keen Creek Syncline. Mining only reached a depth of 250 metres at the one deposit, the Cork-Province; in the other mines the depth of mining is less than 90 metres. None have been investigated or mined since Cork-Province closed in 1966. Exploration drilling in 1997 identified a new zone beyond the limits of historical mining. Exploration in 2013 confirmed the continuity of this mineralized horizon and shows it to be in a silver-lead-zinc sedimentary exhalative, “Sedex”, setting similar to the Sullivan Mine.

The Report on Kaslo has been filed on SEDAR on April 30, 2014 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Dr. McBride, P.Eng, of Toronto, Ontario, is the Independent Qualified Person within the meaning of National Instrument 43-101 responsible for authoring the report. The technical portions of this news release have been reviewed by Dr. McBride for accuracy to ensure that the disclosure is complete and not misleading.

Agave Silver Corp. is a silver-gold exploration company. To learn more about Agave Silver please click here http://www.agavesilver.com

On behalf of the board of Agave Silver Corp.

Ronald M. Lang

President & CEO

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@agavesilver.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking statements in this news release include statements about the NI 43-101 Technical Report on the Kaslo Property and the potential existence of mineralization at the Kaslo Property.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the geological, metallurgical, engineering, financial and economic advice that the Company has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others: the actual mineralization at the Kaslo Property may not be as favorable as suggested by the Report; further exploration and drilling on the Kaslo Property may not occur on a timely basis, or at all; economically viable mineralization may never be identified or successfully mined on the Kaslo Property; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, and estimated economic return; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.